SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Public Company

Material Fact

Assets Sale Totaling US$ 2.1 billion

Rio de Janeiro, August 16th, 2013 – Petróleo Brasileiro S.A. – Petrobras, in compliance with Brazilian Securities Commission regulation – CVM No. 358/02, announces that its Board of Directors, in a meeting held today, approved the following asset sale transactions totaling US$ 2.1 billion:

1. Alienation of 100% of Petroquímica Innova S.A. (Innova) shares to Videolar S.A. and its majority shareholder for R$ 870 million (approximately US$ 372 million1) including the assumption by the buyers of approximately R$ 23 million in debt.

The transaction will be submitted for vote in an Extraordinary Shareholders Meeting to be convened in due course and, based on the opinion of the Brazilian Securities Commission (Case CVM RJ 2010/13425), will not lead to preemptive rights for the acquisition of Innova shares by Petrobras shareholders.

Innova is a second-generation petrochemical company and is located in the Petrochemical Zone of Triunfo, in the state of Rio Grande do Sul. It produces ethylbenzene, styrene and polystyrene, used in the manufacture of home appliances, disposables, elastomer, packages, paints and fiberglass.

The conclusion of the transaction is subject to certain precedent conditions, including approval by the Brazilian Antitrust Authority - Cade.

2. Alienation of the 35% stake held by Petrobras in block BC-10, known as Parque das Conchas, to the Sinochem Group for US$ 1.54 billion.

Block BC-10 is located in Campos Basin, some 100 km off the southern coast of the state of Espírito Santo, and partners include Shell, operator with a 50% stake and ONGC, with 15%. These partners have preemptive right, which may be exercised within 30 days after notification.

The conclusion of the transaction is subject to certain precedent conditions, including approval by the Brazilian Antitrust Authority – Cade, Brazil’s National Petroleum, Natural Gas and Biofuels Agency – ANP and China’s National Development and Reform Commission – NDRC.

3. Farm-out contracts for US$ 185 million related to the totality of Petrobras’ stake in blocks MC 613 (Coulomb), GB 244 (Cottonwood) and EW 910, all in production and located in the US Gulf of Mexico.

Petrobras has a 33% stake in Coulomb field, while the remaining 67% is held by Shell, which is the operator. This field is located in the Mississippi Canyon Block 613 (MC 613), 130 km off the coast of Louisiana.

Petrobras has a 100% stake in Cottonwood field located in the Garden Banks Block 244 (GB 244), 220 km off the coast of Texas.

Petrobras has a 60% stake in the EW910 asset, and the remaining 40% is held by W&T Offshore, which is the operator.

The transaction is subject to third party preemptive rights and approval by the Bureau of Ocean Energy Management - BOEM.

4. Sales agreement for 20% of the voting capital of Companhia Energética Potiguar  (CEP), with its controlling shareholder, Global Participações em Energia S.A, for the total amount of R$ 38 million (approximately US$ 16 million1), to be settled according to the terms of the contract.

CEP is responsible for the implementation, development and exploration of the Potiguar and Potiguar III thermal power plants located in Macaíba, state of Rio Grande do Norte, as well as the sale of eletricity, under the Independent Electricity Producer (PIEE) modality, and electricity transmission. The two diesel-powered power plants have a total installed capacity of 119.5 MW and are in operation since 2009.

The conclusion of the transaction is subject to certain precedent conditions, including approval by the Brazilian Antitrust Authority – Cade. The Brazilian Electricity Agency – ANEEL – will also be notified.

These transactions represent an important step for Petrobras within the scope of its Divestment Program (Prodesin) outlined in the 2013-2017 Business and Management Plan.

Rio de Janeiro, August 16th, 2013

Almir Guilherme Barbassa

CFO and Investor Relations Officer
Petróleo Brasileiro S.A. – Petrobras

1 – Conversion based on August 15th, 2013 FX rate (R$ 2,34/US$).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.